

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10250 Constellation Blvd, Suite 23126
Los Angeles, CA 90067

> **Re: Digital Transformation Opportunities Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 29, 2023**
> **File No. 333-271482**

Dear Kevin Nazemi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2023 letter.

Amendment No. 2 to Form S-1 filed June 29, 2023

Barclays, the underwriter in our IPO, was to be compensated in part on a deferred basis..., page 148

1.   We note your revised disclosure on page 107 in response to prior comment 6, which we re-issue in part. Please revise the risk factor disclosure to discuss the impact of Barclay's fee waiver on stockholders' evaluation of the business combination. We refer to your disclosure on page 148 that stockholders should not place any reliance on the participation of Barclays in DTOC's IPO in respect of the business combination.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David Hernand, Esq.